Exhibit (a)(5)(DD)

BCP Crystal Acquisition GmbH & Co. KG Announces Results of Independent Expert Review and Receipt of Certificate of Celanese Management

Stuttgart, March 29, 2004

BCP Crystal Acquisition GmbH & Co. KG (the “Bidder”) has received the results of the review of the independent expert of Ernst & Young AG contemplated by Section V.4(a)(iv)(B) of the offer document published by the Bidder on February 2, 2004 (as amended, the “Offer Document”) relating to its voluntary public takeover offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus at an offer price of EUR32.50 per share in cash, without interest. The independent expert of Ernst & Young AG has concluded that it has not been able to determine, based on its due review, that any facts have occurred which would have to be publicized as new facts within the meaning of §15 of the German Securities Trading Act and which have or reasonably could be expected to have a material adverse effect on the EBITDA of Celanese AG as described in the Offer Document.

The Bidder has also announced that it has received a certificate of the management of Celanese AG certifying as to the status of certain conditions to the offer. The certificate, which is contemplated by the Offer Document, certifies that certain events specified in Section V.4(a)(vi) of the Offer Document have not occurred and that certain indebtedness thresholds specified in Section V.4(a)(vii) of the Offer Document have not been exceeded. The conditions to the offer that are described in Sections V.4(a)(vi) and (vii) of the Offer Document will be satisfied when the information certified to by the management of Celanese AG continues to be true and correct as of the end of the acceptance period, on Monday, March 29, 2004, at 6:00 p.m. New York City time.

The acceptance period for the offer and the time period to exercise withdrawal rights expires on Monday, March 29, 2004, at 6:00 p.m. New York City time. The acceptance period (and the time period to exercise withdrawal rights) may only be extended again under certain limited circumstances and pursuant to certain procedures described in the Offer Document. However, the Bidder may not make any further amendment to the offer and no such extension may occur as a result of actions by the Bidder.